FILED BY US AIRWAYS GROUP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

The following is the transcript of Bruce Lakefield's weekly message to US Airways, Inc. employees:

Hello. This is Bruce Lakefield on Friday, June 24.

We have had a very productive week on a number of fronts.

Yesterday, the Justice Department said it will not oppose our merger with America West, stating that the merged airline will - and I quote -- "offer U.S. consumers more and better service to more destinations throughout the country."

We also reached an agreement with Republic Airways Holdings. Republic will purchase or assume the leases of our 28 Embraer 170 aircraft and related assets. It will operate the aircraft as US Airways Express.

I would have preferred to keep these aircraft flying as part of our MidAtlantic operations. However, the agreement provides us with $100 million in increased liquidity, which is important to completing our merger.

Since the transition is expected to take around nine months, there will be no immediate changes for our customers or our employees.

And over the next couple of weeks, we will be meeting with Republic's management to finalize our transition plans. As soon as there is any specific information to provide to those employees who potentially may be impacted, we will quickly share it.

In the meantime, MidAtlantic employees should assume it is business as usual.

In bankruptcy court yesterday, Judge Mitchell approved our amended leasing and financing plan with GE. He also approved our agreement with the ATSB giving us an additional month to use cash collateral to continue to run our airline.

All of this is great news. While we still have a number of hurdles to clear, we are on track to emerge from Chapter 11 and close the merger transaction in the late summer-early fall time frame.

In the meantime, we must remain focused on continuing to operate an on-time airline. That has been difficult in recent weeks, as heavy thunderstorm activity has impacted our June operations. But you have proven your commitment to our customers by achieving our best May performance in eight years.

To further encourage you, we have rolled out the incentive plan that I mentioned a few months back. Beginning July 1, you will be able to earn up to $100 each month if we reach our goals for on-time operations and baggage handling.

Folks, these goals are achievable. If they had been in place in 2004, we would have made incentive payments in seven out of 12 months. And we DO want to make incentive payments, believe me.

The full details of the program were sent out earlier this afternoon via US Airways Today. They also are available on theHub.

But it is not just on-time service that keeps our customers coming back. Let me share with you an example of good customer care.

Not long ago, a Chairman's Preferred member who was traveling to Tampa stopped by our BWI Club. KATHIE GAYLOR, our Club representative who earlier recognized this customer, told him that he might miss his connection in Charlotte. She already had rebooked him through Philadelphia and prepared a new boarding pass.

The customer later wrote: "The staff at the Baltimore Club is the primary reason I still choose to fly US Airways.

Even in such good company, Kathie stands out," he wrote. "She consistently has been friendly and attentive and she goes out of her way to help."

Kathie, you get my Bravo Zulu this week. You have distinguished yourself through he eyes of one of our most important customers. Nice work.

Well, that's it for this week. Thank you for taking the time to call in. Please call back next week.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" and similar terms used in connection with statements regarding the companies' outlook, expected fuel costs, the RASM environment, and the companies' respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings and US Airways Group (together, the "companies"), including future financial and operating results, the companies' plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West Holdings and US Airways Group's management and are subject to significant risks and uncertainties that could cause the companies' actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group ability to continue as a going concern; US Airways Group's ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group's ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group's liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies' reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways Group ultimately confirmed, can affect the value of the US Airways Group's various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West Holdings and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways Group and America West Holdings at http://www.sec.gov, the SEC's website. Free copies of America West Holdings' SEC filings are also available on America West Holdings' website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group's SEC filings are also available on US Airways Group's website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West Holdings, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West Holdings' stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West Holdings is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.